UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Peter Voser to be next Chief Executive of Royal Dutch Shell plc

The Hague, 29 Oct 2008 – The Board of Royal Dutch Shell plc today announced that
Peter Voser will succeed Jeroen van der Veer as Chief Executive, effective 1
July 2009.
Voser (50) is Chief Financial Officer and a Director of the Board since October
2004.

 “I am delighted to announce Peter Voser as the next Chief Executive of Royal
Dutch Shell,” said RDS plc Chairman Jorma Ollila. “Peter has the experience, qualities and personal leadership to drive Shell forward, building on the strong position established by Jeroen van der Veer.”

“Voser’s selection came after a comprehensive assessment and review of internal and external candidates led by the Board Nomination and Succession Committee,”
Ollila added.

Voser joined the Royal Dutch/Shell Group of Companies in 1982 and has held a number of finance and business roles in Switzerland, Argentina, Chile and the UK until March 2002.  He then joined Asea Brown Boveri (ABB) Ltd as Chief Financial
Officer, returning to Shell four years ago.

Voser, a Swiss citizen, was born in Baden, Switzerland. He is married and has three children. Voser graduated in business administration from the University of Applied Sciences, Zurich, Switzerland, in 1982.

Note to Editors

Peter Voser, a Swiss citizen, graduated in business administration from the
University of Applied Sciences, Zurich, in 1982.

From August 1982 to March 2002 Voser was employed by the Royal Dutch/Shell Group of companies in a variety of finance and business roles. During this time he worked in Switzerland (5 years), UK (8 years), Argentina (5 years) and Chile (2 years).

After moving back to London from Chile in early 1997, Voser became the Group
Chief Internal Auditor. In 1999 he was nominated as CFO in Shell Europe Oil
Products before becoming CFO of the Global Oil Products Business (early 2001), and a member of the Oil Products Executive Committee.

Voser was appointed Chief Finance Officer (CFO) and Member of the Group
Executive Committee of the Asea Brown Boveri (ABB) Group of Companies, based in
Switzerland, in March 2002. ABB is a leader in power and automation technologies operating in around 100 countries and employs some 110,000 people. In addition to his role as CFO, he was also responsible in the Executive Committee for Group
IT and the Oil, Gas and Petrochemicals business (upstream and downstream). He was a Board member of the Swiss-American Chamber of Commerce in Switzerland
until September 2004.

Voser became Chief Financial Officer and a Managing Director of  The "Shell"
Transport and Trading Company, p.l.c. on 4 October 2004.

Voser was appointed to the Board of Directors of UBS AG in April 2005.

Voser was born in August 1958 in Baden, Switzerland. He is married to Daniela and they have two daughters and a son.

Contacts:
Shell Investor Relations:
Den Haag Tjerk Huysinga   +31 70 377 3996 / +44 207 934 3856
New York Harold Hatchett  +1 212 218 3112

Shell Media Relations:
International, US, UK Press   +44 20 7934 3505
The Netherlands and European Press  +31 70 377 3600

Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this announcement, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
“anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”,
“objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”,
“risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this announcement,
October 29, 2008. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
Please also refer to the Annual Report and Form 20-F for the year ended December
31, 2007 for a description of certain important factors, risks and uncertainties that may affect Shell's businesses.

Ends

-----------------------------------------------------------------------

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 October 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary